Exhibit 3.1

                              ARTICLES OF AMENDMENT
                                       OF
                            ARTICLES OF INCORPORATION
                                       OF
                           NORTHLAND CRANBERRIES, INC.

                                 August 18, 1995


             1.   The name of the corporation is Northland Cranberries, Inc.

             2. The first sentence of Article 4 of the Articles of Incorporation of the Corporation is amended in its entirety to read as follows:

                                    Article 4

             The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Twenty-Seven Million (27,000,000) shares, consisting of: (i) Twenty Million (20,000,000) shares of a class designated as "Class A Common Stock," with a par value of one cent ($.01) per share; (ii) Two Million (2,000,000) shares of a class designated as "Class B Common Stock," with a par value of one cent ($.01) per share; and (iii) Five Million (5,000,000) shares of a class designated as "Preferred Stock," with a par value of one cent ($.01) per share.

             3. The foregoing amendment to the corporation's Articles of Incorporation was submitted to the corporation's shareholders by the Board of Directors of the corporation and was adopted by such shareholders on August 18, 1995 in accordance with Section 180.1003 of the Wisconsin Business Corporation Law.

             Executed on behalf of the corporation this 18th day of August, 1995.



                                 /s/ John A. Pazurek
                                 John A. Pazurek
                                 Vice President - Finance and Treasurer


   This instrument was drafted by and should be returned to Thomas L. Stricker, Jr. of the firm of Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.